Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2008

Pricing Supplement No. 2008 – MTNDD357, Dated                     , 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$                     principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon the Gold Price Due 2010

•	We will not make any payments on the notes prior to maturity.

•	The notes will mature on , 2010.

•	The notes are not principal protected. At maturity you could receive an amount less than your initial investment in the notes.

•

You will receive at maturity for each note you hold a maturity payment based on the percentage change (which we refer to as the gold price return) in the price of gold from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the fifth business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

•

If the price of gold on the valuation date (which price we refer to as the ending price) is greater than its price on the pricing date (which price we refer to as the starting price), the supplemental return amount will be positive and for each note held at maturity will equal the product of (a) US$1,000 and (b) the gold price return (which will be positive), provided that the supplemental return amount on the notes is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. As a result, in no circumstance will the amount you receive at maturity, including principal, be more than approximately US$1,450 to US$1,650 per note (to be determined on the pricing date).

•

If the ending price of gold is equal to its starting price or has decreased by 15% or less from its starting price, the supplemental return amount will equal zero. As a result, the amount you receive at maturity will be US$1,000 per note.

•

If the ending price of gold is less than its Starting Price and has decreased from its starting price by more than 15%, the supplemental return amount will be negative and will equal the product of (a) US$1,000 and (b) 15% plus the gold price return (which will be negative). As a result, the amount you receive at maturity will be less than US$1,000 per note and could be as low as US$150 per note.

•	The notes will be issued in minimum denominations and increments of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets a concession of not more than US$15 for each US$1,000 note they sell. Citigroup Global Markets will pay financial advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of US$15 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

We expect that delivery of the notes will be made against payment therefore on or about                     , 2008. If the notes do not settle in T+3, purchasers who wish to trade the notes on the pricing date or the next business day(s) will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes Based Upon the Gold Price Due 2010. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are commodity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The notes pay an amount at maturity that will depend on the percentage change in the price of gold, which we refer to as the gold price, over the term of the notes. If the percentage change (which we refer to as the gold price return) of the gold price from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the fifth business day before maturity (which we refer to as the valuation date) is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the notes. In this case, the return on the notes will be the percentage increase in the gold price, provided that the return on the notes is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. As a result, the amount you could receive at maturity will not exceed approximately US$1,450 to US$1,650 per note (to be determined on the pricing date). If the gold price return is zero or is negative and greater than or equal to –15%, the payment you receive at maturity will equal your initial investment in the notes. If the gold price return is negative and lower than –15%, the payment your receive at maturity will be less than the amount of your initial investment and could be as low as US$150 per US$1,000 note.

The notes mature on             , 2010 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Are the Notes Principal Protected?

No. The amount you receive at maturity can be less than your initial investment in the notes and can be as low as US$150 per US$1,000 note. As a result, you can lose as much as 85% of your initial investment in the notes.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of Interest or any other periodic payments on the Notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2010. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus an supplemental return amount, which may be positive, zero or negative. Because the supplemental return amount may be negative, the maturity payment could be less than US$1,000 per note and could be as low as US$150 per US$1,000 note. Additionally, because the supplement return amount is capped, the maximum amount, including principal, you could receive at maturity is approximately US$1,450 to US$1,650 per note (to be determined on the pricing date).

How Will the Supplemental Return Amount Be Calculated?

The supplemental return amount will be based on the gold price return during the term of the notes, provided that the supplemental return amount will be limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes.

The gold price return will equal the following fraction, expressed as a percentage:

Ending Price – Starting Price

Starting Price

The starting price will equal the price of a troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time (the “London PM Fix”) on the pricing date, as reported by Reuters Page “GOFO” or any successor page.

The ending price will equal the London PM Fix of a troy ounce of gold on the valuation date, as reported on Reuters Page “GOFO” or any successor page.

The supplemental return amount will be calculated as follows:

•

If the gold price return is positive, the supplemental return amount will be positive and will equal the product of US$1,000 and the gold price return, provided that the maximum return on the note is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Note.

•	If the gold price return is from and including 0% to and including –15%, the supplemental return amount will be zero.

•

If the gold price return is less than –15%, the supplemental return amount will be negative and will equal the product of US$1,000 and (15% + gold price return). In such case, the supplemental return amount will be negative and the maturity payment will be less than US$1,000 per note and could be as low as US$150 per US$1,000 note

If the London PM Fix of gold price on any relevant date is not reported on Reuters Page “GOFO” or any successor page but is otherwise published by the London Gold Market Fixing Ltd., the price of gold on that date will be determined by reference to the London PM Fix of gold price published by the London Gold Market Fixing Ltd. If no London PM Fix of gold price is available on the valuation date because of a market disruption event or otherwise, the price of gold on that date, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the spot price of a troy ounce of gold at

3:00 p.m. London, England time on the relevant date obtained from as many dealers in gold (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the calculation agent. The determination of the price of gold by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive business days on which a market disruption event is occurring, but not past the business day prior to maturity.

For more specific information about the “supplemental return amount,” the “gold price return” and the determination of a “business day” and a “market disruption event,” please see “Description of the Notes—Supplemental Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

Who Publishes the London PM Fix of Gold Price and What Does it Measure?

Unless otherwise stated, all information on the London PM Fix of gold price provided in this pricing supplement is derived from the London Gold Market Fixing Ltd. or other publicly available sources. The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of November 6, 2008, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia—ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking and Barclays Capital.

Please note that an investment in the notes does not entitle you to any ownership or other interest in gold.

How Has the Price of Gold Performed Historically?

We have provided a table showing the high and low prices of gold for each quarterly period since January 2003 and a graph showing the daily prices of gold from January 2, 2003 through November 6, 2008. You can find the table and the graph in the section “Description of the Gold Price—Historical Data on the Gold Price” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the price of gold in recent years. However, past performance is not indicative of how the price of gold will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the Gold Price Is Not an Indication of the Future Performance of the Gold Price” in this pricing supplement.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in gold or in other instruments, such as options, swaps or futures, based on the price of gold. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the price of gold on the Valuation Date, pursuant to which forward contract, at maturity you will receive the cash value of the price of gold subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the price of gold and other events that are difficult to predict and beyond our control.

The Notes are not Principal Protected and Your Investment in the Notes May Result in a Loss of Principal if the Gold Price Declines

The amount you receive at maturity will depend on the percentage change in the gold price during the term of the notes. As a result, the amount you receive at maturity may be less than the principal amount of US$1,000 per note. If the ending price of gold has decreased by more than 15% from its starting price, the amount you receive at maturity for each note will be less than US$1,000 per note, and could be as low as US$150 per US$1,000 note, in which case your investment in the notes will result in a loss. This will be true even if the gold price at any point during the term of the notes exceeds the starting price of gold.

Any Appreciation of Your Investment in the Notes Will Be Limited

Because the supplemental return amount on the notes is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum) (to be determined on the pricing date) of the principal amount of the notes, the maximum amount, including principal, you could receive at maturity is approximately US$1,450 to US$1,650 (to be determined on the pricing date) per note. Thus, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to price of gold and not subject to a cap.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending price is less than              (an increase of         % from the starting price), the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

Gold Prices Are Highly Volatile and Affected by Many Complex Factors

Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in gold prices, it may reduce the amount of the maturity payment and/or the value of the notes in the secondary market.

The Historical Performance of the Gold Price Is Not an Indication of the Future Performance of the Gold Price

The historical performance of the gold price, which is included in this pricing supplement, should not be taken as an indication of the future performance of the gold price during the term of the notes. Changes in the gold price will affect the market value of the notes and the supplemental return amount, but it is impossible to predict whether the gold price will fall or rise.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the gold price and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of Gold. We expect that the market value of the notes will depend substantially on the changes, if any, in the price of gold from the starting price. However, changes in the gold price may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the gold price exceeds its starting price, you may receive substantially less than the amount that would be payable at maturity based on that price because of expectations that the gold price will continue to fluctuate from that time to the time when the ending price of gold is determined. If you choose to sell your notes when the gold price is less than its ending price on the valuation date, you are likely to receive less than the amount you originally invested.

The gold price will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the markets on which gold is traded. These factors are described in more detail in “—Gold Prices Are Highly Volatile and Affected by Many Complex Factors” above.

Volatility of the Gold Price. Volatility is the term used to describe the size and frequency of market fluctuations. If the gold price changes during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a price above or below that which would be expected based on the level of interest rates and the gold price the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the gold price during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading gold or in other instruments, such as options, swaps or futures, based upon the gold price. This hedging activity could affect the gold price and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, may offset some or all of any change in the market value of the notes attributable to another factor.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

You Will Not Have Any Rights with Respect to Gold

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, gold. The notes are debt securities issued by Citigroup Funding, not an interest in gold or a futures contract or commodities option based on the price of gold.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank N.A. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon the Gold Price Due 2010 (the “Notes”) are commodity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The Notes are not principal protected and do not pay any periodic interest. The Notes pay an amount at maturity that will depend on the percentage change in the gold price over the term of the Notes. If the percentage change of the gold price from the Pricing Date to the Valuation Date (the “Gold Price Return”) is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In this case, the return on the Notes will be the percentage increase in the gold price, provided that the supplemental return amount on the Notes is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. As a result, the amount you could receive at maturity will not exceed approximately US$1,450 to US$1,650 per Note (to be determined on the Pricing Date). If the Gold Price Return is zero or is negative and greater than or equal to -15%, the payment you receive at maturity will equal your initial investment in the Notes. If Gold Price Return is negative and lower than -15%, the payment you receive at maturity will be less than the amount of your initial investment and could be as low as US$150 per US$1,000 note.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$             (             Notes). The Notes will mature on                     , 2010, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity.

Payment at Maturity

The Notes will mature on                      , 2010. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus an Supplemental Return Amount, which may be positive, zero or negative. Because the Supplemental Return Amount may be negative, the maturity payment could be less than US$1,000 per Note and could be as low as US$150 per US$1,000 note. Additionally, because the maturity payment is capped, the maximum amount you could receive at maturity is between US$1,450 to US$1,650 per Note (to be determined on the Pricing Date).

Supplemental Return Amount

The Supplemental Return Amount will be based on the Gold Price Return during the term of the Notes and will be calculated as follows:

•

If the Gold Price Return is positive, the Supplemental Return Amount will be positive and will equal US$1,000 x Gold Price Return, provided that the maximum return on the Note is limited to approximately 45% to 65% (approximately 22.50% to 32.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Note.

•	If the Gold Price Return is from and including 0% to and including -15%, the Supplemental Return Amount will be zero.

•	If the Gold Price Return is less than -15%, the Supplemental Return Amount will be negative and will equal US$1,000 x (15% + Gold Price Return).

The Gold Price Return will equal the following fraction, expressed as a percentage:

Ending Price – Starting Price

Starting Price

The Starting Price will equal the price of a troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time (the “London PM Fix”) on the Pricing Date, as reported on Reuters Page “GOFO” or any successor page.

The Ending Price will equal the London PM Fix of a troy ounce of gold on the Valuation Date, as reported on Reuters Page “GOFO” or any successor page.

The Pricing Date means the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before maturity.

If the London PM Fix of gold price on the Valuation Date is not reported on Reuters Page “GOFO” or any successor page but is otherwise published by the London Gold Market Fixing Ltd., the price of gold on that date will be determined by reference to the London PM Fix of gold price published by the London Gold Market Fixing Ltd. If no London PM Fix of gold price is available on the Valuation Date because of a Market Disruption Event or otherwise, the price of gold on that date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the spot price of a troy ounce of gold at 3:00 p.m. London, England time on the relevant date obtained from as many dealers in gold (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the price of gold by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day prior to maturity.

A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

A Market Disruption Event means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) gold or (b) any options or futures contracts, or any options on such futures contracts relating to gold on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments, if any, to be made on an investment of US$1,000 principal amount of Notes based on various Ending Prices. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Principal amount: US$1,000 per Note

•	Starting Price: US$750.00

•	Limited Protection at Maturity: 15% (US$150 per Note)

•	Maximum Return: 55% (US$550 per Note)

•	Downside Barrier Price: US$637.50 (85% of Starting Price)

•	Issue Date: November 21, 2008

•	Maturity: 2 years

•	The notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Starting Price, Ending Price, Downside Barrier Price, Maximum Return and Supplemental Return Amount on the Notes.

Hypothetical Ending Price of Gold	Hypothetical Gold Price Return (without cap)	Hypothetical Return on the Notes(1)	Hypothetical Supplemental Return Amount per Note(2)	Hypothetical Maturity Payment per Note(3)	Hypothetical Per Annum Return on the Notes(4)
US$300	-60.000%	-45.00%	-US$450.00	US$550.00	-22.50%
$325	-56.667%	-41.67%	-$416.67	$583.33	-20.83%
$350	-53.333%	-38.33%	-$383.33	$616.67	-19.17%
$375	-50.000%	-35.00%	- $350.00	$650.00	-17.50%
$400	-46.667%	-31.67%	- $316.67	$683.33	-15.83%
$425	-43.333%	-28.33%	-$283.33	$716.67	-14.17%
$450	-40.000%	-25.00%	-$250.00	$750.00	-12.50%
$475	-36.667%	-21.67%	-$216.67	$783.33	-10.83%
$500	-33.333%	-18.33%	-$183.33	$816.67	-9.17%
$525	-30.000%	-15.00%	-$150.00	$850.00	-7.50%
$550	-26.667%	-11.67%	-$116.67	$883.33	-5.83%
$575	-23.333%	-8.33%	-$83.33	$916.67	-4.17%
$600	-20.000%	-5.00%	-$50.00	$950.00	-2.50%
$625	-16.667%	-1.67%	-$16.67	$983.33	-0.83%
$650	-13.333%	0.00%	$0.00	$1,000.00	0.00%
$675	-10.000%	0.00%	$0.00	$1,000.00	0.00%
$700	-6.667%	0.00%	$0.00	$1,000.00	0.00%
$725	-3.333%	0.00%	$0.00	$1,000.00	0.00%
$750	0.000%	0.00%	$0.00	$1,000.00	0.00%
$775	3.333%	3.33%	$33.33	$1,033.33	1.67%
$800	6.667%	6.67%	$66.67	$1,066.67	3.33%
$825	10.000%	10.00%	$100.00	$1,100.00	5.00%
$850	13.333%	13.33%	$133.33	$1,133.33	6.67%
$875	16.667%	16.67%	$166.67	$1,166.67	8.33%
$900	20.000%	20.00%	$200.00	$1,200.00	10.00%
$925	23.333%	23.33%	$233.33	$1,233.33	11.67%
$950	26.667%	26.67%	$266.67	$1,266.67	13.33%
$975	30.000%	30.00%	$300.00	$1,300.00	15.00%
$1,000	33.333%	33.33%	$333.33	$1,333.33	16.67%
$1,025	36.667%	36.67%	$366.67	$1,366.67	18.33%
$1,050	40.000%	40.00%	$400.00	$1,400.00	20.00%
$1,075	43.333%	43.33%	$433.33	$1,433.33	21.67%
$1,100	46.667%	46.67%	$466.67	$1,466.67	23.33%
$1,125	50.000%	50.00%	$500.00	$1,500.00	25.00%
$1,150	53.333%	53.33%	$533.33	$1,533.33	26.67%
$1,175	56.667%	55.00%	$550.00	$1,550.00	27.50%
$1,200	60.000%	55.00%	$550.00	$1,550.00	27.50%

(1)	The Hypothetical Return on the Notes equals:

•	If the Gold Price Return is positive, the Hypothetical Return on the Notes will equal the Gold Price Return, subject to the Maximum Return of 55% (27.50% per annum on a simple interest basis).

•	If the Gold Price Return is from and including 0% to and including -15%, the Hypothetical Return on the Notes will equal zero.

•	If the Gold Price Return is less than -15%, the Hypothetical Return on the Notes will equal (15% + Gold Price Return).

(2)	Hypothetical Supplemental Return Amount per Note = US$1,000 x Hypothetical Return on the Notes.

(3)	Hypothetical Maturity Payment per Note = US$1,000 + Hypothetical Supplemental Return Amount.

(4)	The Hypothetical per Annum Return on the Notes is simple interest and not compounded annually.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank N.A., will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly knows as the Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE GOLD PRICE

General

The Supplemental Return Amount, if any, will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fix. We have derived all information regarding the London PM Fix of gold price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of November 6, 2008 the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking and Barclays Capital.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London gold price fixings to track general market performance of gold price. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding and London gold price fixings are determined without regard to any of Citigroup Funding or the Notes. The London Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining London gold price fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of a troy ounce of gold, as reported by Reuters. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2003
Quarter
First	382.10	329.45
Second	371.40	319.90
Third	390.70	342.50
Fourth	416.25	370.25
2004
Quarter
First	425.50	390.50
Second	427.25	375.00
Third	415.65	387.30
Fourth	454.20	411.25
2005
Quarter
First	443.70	411.10
Second	440.55	414.45
Third	473.25	418.35
Fourth	536.50	456.50
2006
Quarter
First	584.00	524.75
Second	725.00	567.00
Third	663.25	573.60
Fourth	648.75	560.75
2007
Quarter
First	685.75	608.40
Second	691.40	642.10
Third	743.00	648.75
Fourth	841.10	725.50
2008
Quarter
First	1011.25	846.75
Second	946.00	853.00
Third	986.00	740.75
Fourth (through November 6)	903.50	712.50

The London PM Fix of a troy ounce of gold on November 6, 2008 as reported on Reuters page “GOFO,” was US$754.50.

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on London PM Fix thereof, as reported by Reuters, from January 2, 2003 through November 6, 2008. Past movements of the price of gold are not indicative of future prices of gold. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract, subject to a floor, on the price of gold on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the price of gold subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the price of gold pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the ending price of gold is below 85% of the starting price of gold, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the ending price of gold is below 85% of the starting price of gold; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the price of gold. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of         % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions)

of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$ principal amount of Notes ( Notes) at US$1,000 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than US$15 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than US$15 per Note on sales to certain other dealers. Citigroup Global Markets will pay financial advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of US$20.00 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$             principal amount

Notes Based Upon the

Gold Price Due 2010

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2008]

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)